**Shinawatra Satellite Public Co., Ltd.**
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

03003842

February 10, 2003



The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 047/2003**

  Subject: Further report on the rectification of the anomaly on Thaicom-3 satellite

  Date: February 10, 2003



The document supplements the information previously provided with respect to the Company's request exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 2/19

Enclosure

**Shinawatra Satellite Public Co., Ltd.**
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000
THAICOM

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

February 10, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 047/2003**

  Subject: Further report on the rectification of the anomaly on Thaicom-3 satellite

  Date: February 10, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

| RECEIPT COPY |
| --- |
| *Received by:* |
| *Date:* |

Rule 12g3-2 (b) Exemption File No. 82-4527

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**Date February 10, 2003**

---

Ref.No.SSA047/2003

10th February 2003

Subject : Further report on the rectification of the anomaly on Thaicom-3 satellite

To : The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") notified the Stock Exchange of Thailand ("SET") of the anomaly on Thaicom-3 satellite in its letter to the SET, reference no.044/2003 dated February 7,2003, in this letter, the Company would like to notify the SET of the progress in the Company 's effort to rectify such anomaly as follows :

1. The C-band transponder services to the customers are not affected by the anomaly (which affected only Ku-band transponders).
2. The Ku-band transponder services to the customers, which are cable television operators, internet users and iPSTAR customers have returned to normal.